

February 5, 2010

Mr. Eddie M. LeBlanc, III, Chief Financial Officer
Quest Energy Partners, L.P.
210 Park Avenue, Suite 2750
Oklahoma City, Oklahoma 73102

      Re: Quest Energy Partners, L.P.
                Form 10-K/A for the Fiscal Year Ended December 31, 2008
                Filed July 29, 2009
                File No. 1-33787

Dear Mr. LeBlanc:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                Sincerely,

                H. Roger Schwall
                Assistant Director